SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20542

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2004

          OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from -— to —

          Commission File No. 1-12043

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO., INC. 401(k) PLAN

(formerly called Fahnestock & Co., Inc. 401(k) Plan)
125 Broad Street
New York NY 10004
U.S.A.

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.
Suite 1110, P.O. Box 2015
20 Eglinton Avenue West
Toronto ON M4R 1K8
Canada

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

2

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co., Inc.
401(k) Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Oppenheimer & Co., Inc. 401 (k) Plan
Index
December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
Supplemental Schedule*
Schedule of Assets (Held at End of Year)	9

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Oppenheimer & Co., Inc. 401(k) Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oppenheimer & Co., Inc. 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United S tates of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit in cludes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, NY
June 24, 2005

Oppenheimer & Co., Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Cash	$281,210	$281,925
Investments, at fair value	126,364,716	112,888,301
Life insurance policies	483,420	443,655
Contributions receivable from employer	3,149,391	3,457,066
Loans receivable from participants	2,873,940	2,921,593
Other receivable	372	3,868

Total assets	$133,153,049	$119,996,408

Liabilities
Investment trades payable, net	$185,659	$188,069
Administrative expenses payable	5,423	22,007
Other payable	526	8,457

Total liabilities	191,608	218,533

Net assets available for benefits	$132,961,441	$119,777,875

The accompanying notes are an integral part of these financial statements.

Oppenheimer & Co., Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets attributed to
Net realized and unrealized gains on investments	$1,984,570
Dividends	2,911,622
Interest	248,811
Net investment income	5,145,003

Contributions
Participants	15,075,981
Employer	3,149,391
Total contributions	18,225,372
Total additions	23,370,375

Deductions from net assets attributed to
Benefits paid to participants	10,175,235
Administrative expenses	11,574
Total deductions	10,186,809
Net increase in net assets	13,183,566

Net assets available for benefits
Beginning of year	119,777,875

End of year	$132,961,441

The accompanying notes are an integral part of these financial statements.

Oppenheimer & Co., Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Description of the Plan

The following description of the Oppenheimer & Co., Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1998 to change the rates used in computing the discretionary profit sharing contribution from Oppenheimer & Co., Inc. (the “Company”).

Effective January 1, 1999, employees of the First of Michigan Division of the Company became eligible to participate in the Plan.

Effective July 1, 2002, the following plans were merged into the Plan:

•	First of Michigan A Division Oppenheimer & Co., inc. Capital Accumulation 401(k) Plan

•	Josepthal & Co., Inc. Employee Savings Plan

•	Prime Charter Limited Tax Deferred Savings Plan

•	Buy&Hold.com Inc. 401(k) Retirement Plan

The Plan document was amended effective July 1, 2002. Nationwide Trust Company was appointed as trustee and The 401(k) Company was hired to administer the Plan.

The Plan document was amended effective September 2, 2003 to change the name of the Plan and, effective from the plan year ending December 31, 2003, to change the rates used in computing the discretionary profit sharing contributions from the Company.

Employees of the Company who have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan.

Allocation Provisions

Under the terms of the Plan, each participant makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives. As of December 31, 2003 these investment alternatives were Federated Cash Trust Series, PIMCO Total Return Fund, Delaware Group Real Estate Investment Trust, Washing ton Mutual Investors Fund, Growth Fund of America, Lord Abbett Mid Cap Value Fund, Artisan Mid Cap Fund, Strong Advisor Small Cap Value Fund, AIM Small Cap Growth Fund, Oppenheimer Global Fund, MFS International New Discovery Fund, Templeton Foreign Fund, SEI Stable Asset Fund, State Street S&P 500 Index Fund and Common Stock of Oppenheimer Holdings, Inc. As of December 31, 2004 the investment alternatives were unchanged.

Oppenheimer & Co., Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Contributions

The Company may contribute to the Plan a discretionary profit-sharing amount (the “Employer Regular Contribution”). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Regular Contributions for the year ending December 31, 2004 were determined as follows:

•	1.25% of the first $30,000 of a participant’s compensation;

•	2.25% of the next $10,000 of a participant’s compensation;

•	2.5% of the next $25,000 of a participant’s compensation;

•	2% of the next $35,000 of a participant’s compensation;

•	1% of the next $60,000 of a participant’s compensation; and

•	0% above $160,000 of a participant’s compensation.

If participants elect to receive their Employer Regular Contributions in the form of common stock of Oppenheimer Holdings Inc. (“Holdings”), the Company may make an additional contribution of Holdings common stock equal to 15% of the Employer Regular Contribution (the “Employer Stock Contribution”) at the discretion of the Board of Directors.

Employees may make salary deferral contributions of up to 50% of compensation. Current law limits participant deferrals to $13,000 for the plan year ended December 31, 2004.

Vesting

All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years or Service		Vested Percentage
•	Less than 3 years	0%
•	3 years but less than 4	20%
•	4 years but less than 5	40%
•	5 years but less than 6	60%
•	6 years but less than 7	80%
•	7 years or more	100%

Oppenheimer & Co., Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in the additional portion of the Employer Stock Contributions only upon completion of 5 years service.

At December 31, 2004, forfeited nonvested accounts totaled approximately $167,070. These accounts will be used to reduce future employer contributions.

Company Qualified Matching and Qualified Non-Elective Contributions as defined in the Plan document, if required, are fully vested when made. No payments under these provisions were required during the year ended December 31, 2004.

Notwithstanding the vesting schedules specified above, with respect to retirement, a participant’s right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of Benefits

Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to Participants

Loans are made available to all participants and must be adequately collateralized using not more than fifty percent of the participant’s vested account balance. Loans bear a interest rate of the applicable Treasury rate based on the length of loans plus 4%, except for loans inherited from legacy plans. Loan principal and interest repayments are reinvested in accordance with the participant’s current investment selection.

Income Tax Status

The Plan received a determination letter on October 30, 2002, from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Significant Accounting Policies

Securities transactions are recorded on a trade date basis with gains and losses reflected in income. Interest and dividend income are recorded on an accrual basis.

Investments are stated at fair value, based on quoted market prices for valuation of common stock, debt obligations, and mutual funds. Assets held in money market accounts are valued at cost which approximates fair value.

Benefits are recorded when paid.

Expenses related to loan origination and maintenance are paid to the administrator.

Life insurance policies are recorded at cash surrender value. Changes in cash surrender value due to dividend additions are recorded in dividend income in the Statement of Changes in Net Assets Available for Benefits.

Oppenheimer & Co., Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and contribution to, and deductions from net assets during the reporting period. Actual results could differ fro m those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are subject to interest rate, market, foreign exchange and credit risks.

Due to the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Investments

The following investments represent 5% or more of net assets available for plan benefits as of December 31, 2004:

		Percent of Net
	Market	Assets Available
	Value	for Plan Benefits
Growth Fund of America	$20,351,890	15.31%
Oppenheimer Holdings Inc. — Common Stock	17,770,531	13.37%
Federated Cash Trust Series	16,865,667	12.68%
Washington Mutual Investors Fund	13,789,662	10.37%
PIMCO Total Return Fund	9,035,601	6.80%
Oppenheimer Global Fund	8,501,720	6.39%

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,984,570 as follows:

Mutual funds	$8,097,301
Common stock	(6,112,731)

Total appreciation of Plan’s investments	$1,984,570

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, participants will become 100% vested in their contributions and related investment earnings.

Oppenheimer & Co., Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2004
Net assets available for benefits per the financial statements	$132,961,441
Less: Amounts allocated to withdrawing participants	(4,041)

Net assets available for benefits per the Form 5500	$132,957,400

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2004
Benefits paid to participants per the financial statements	$10,175,235
Add: Amounts allocated to withdrawing participants at December 31, 2004	4,041
Less:
Amounts allocated to withdrawing participants at December 31, 2003	6,605
Corrective distributions	15,962
Certain deemed distributions of participant loans	14,997

Benefits paid to participants per the Form 5500	$10,141,712

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Subsequent Events

In January 2005 the Plan invested the employer contribution in accordance with the participants’ elections.

Oppenheimer & Co., Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

				Fair or
Description				Stated Value

Oppenheimer Holdings Inc. Common Stock				$17,770,531
Federated Cash Trust Series				13,789,662
SEI Stable Asset Fund				4,630,414
AIM Small Cap Growth Fund				4,904,950
Artisan Mid Cap Fund				2,144,673
Delaware Group Real Estate Investment Trust				3,701,102
Growth Fund of America				20,351,890
Lord Abbett Mid Cap Value Fund				5,238,840
MFS International New Discovery Fund				3,888,216
Oppenheimer Global Fund				8,501,720
PIMCO Total Return Fund				9,035,601
State Street S&P500 Index Fund				5,416,752
Strong Advisor Small Cap Value Fund				6,224,163
Templeton Foreign Fund				3,900,535
Washington Mutual Investors Fund				16,865,667
Life Insurance Policies — Cash Surrender Value				483,420
Total investments				126,848,136

	Number	Interest	Maturity
	of Loans	Rates	Dates

Loans to participants*	335		Jan. 2005-
		3.5-10.5%	June 2032	2,873,940
Total assets held for investment				$129,722,076

*Denotes party in interest

The accompanying notes are an integral part of these financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of
Oppenheimer & Co. Inc., the Plan Administrator

/s/ Robert Neuhoff

Robert Neuhoff, as Executive Vice-President of
Oppenheimer & Co. Inc., the Plan Administrator

Date: June 24, 2005

EXHIBIT INDEX

     Exhibit 23 — Consent of Independent Accountants